UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number           000-22342

TRIAD GUARANTY INC. 401(K) PROFIT SHARING PLAN
(Exact name of registrant as specified in its charter)

101 South Stratford Road, Winston-Salem, North Carolina 27104, (336) 723-1282
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Plan Interests in the Triad Guaranty Inc. 401(k) Profit Sharing Plan
(Title of each class of securities covered by this Form)

             None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[_]
Rule 12g-4(a)(2)	[_]
Rule 12h-3(b)(1)(i)	[_]
Rule 12h-3(b)(1)(ii)	[_]
Rule 15d-6	[X]

Approximate number of holders of record as of the certification or notice date: None*

*Effective January 1, 2010, the Triad Guaranty Inc. common stock fund was eliminated from the investment alternatives under the Triad Guaranty Inc. 401(k) Profit Sharing Plan (the “Plan”), and therefore Plan interests are now exempt from registration.  Accordingly, this Form 15 has been filed to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Triad Guaranty Inc. 401(k) Profit Sharing Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TRIAD GUARANTY INC. 401(K) PROFIT SHARING PLAN, AS AMENDED

Date: May 27, 2011	By: /s/ Earl F. Wall
Earl F. Wall
As Administrator

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934.  The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the signature.